Suite 900 570 Granville Street Vancouver, British Columbia Canada, V6C 3P1 Tel 604 6889780 TSE: VOY Fax 604 -682-3941

VICEROY RESOURCE CORPORATION





03022425

82-1193

June 3, 2003

OFFICE OF INTERNATIONAL CORPORATE FINANCE
Securities and Exchange Commission
450 Fifth Street North West
Judiciary Plaza
Washington, D.C.
USA 20549

Dear Sirs: Quest Investment Corp

**Re: ~~Viceroy Resource Corporation~~
Rule 12(g)3-2(b) Exemption - Update Filing**

Pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934 please find enclosed the following documentation:

1. News Release dated May 1, 2003 announcing "NovaGold and Viceroy To Create New Canadian Exploration Company";
2. News Release dated May 21, 2003 announcing the execution of a formal arrangement agreement among Viceroy Resource Corporation, Quest Investment Corporation, Arapaho Capital Corp., and Avatar Petroleum Inc.;
3. News Release dated May 30, 2003 announcing "Potential Counter-Claim by Forrestania Gold NL";
4. 2003 First Quarter Report;
5. Joint Information Circular;
6. Proxy materials containing the Notice of Annual and Extraordinary General Meeting, Letter to Shareholders, Proxy, Annual Return Card, Summary Circular, and 2002 Annual Report.

Should you have any questions regarding the above please contact the undersigned.

Yours truly,

VICEROY RESOURCE CORPORATION

Kim Casswell
Kim Casswell
CORPORATE SECRETARY

dlw 6/9

enclosures

VICEROY
RESOURCE
CORPORATION

Suite 900, 570 Granville Street
Vancouver, BC
CANADA V6C 3P1

Tel: 604.688.9780 Fax: 604.682.3941
www.viceroyresource.com

Potential Counter-Claim By Forrestania Gold NL

Vancouver, British Columbia, May 30, 2003 (TSE:VOY) – Viceroy Resource Corporation ("Viceroy") reports that a potential counter-claim may be commenced by Forrestania Gold NL ("Forrestania") against Viceroy in relation to the purchase of the Bounty Mine in 1999.

In 2002, Viceroy commenced legal proceedings against Australian Mining Consultants Pty ("AMC") in the Federal Court of Australia. The proceedings arise from AMC's due diligence investigation in relation to Viceroy's acquisition of the Bounty Mine. In 2003, Viceroy joined Forrestania to the legal proceedings based on assertions in AMC's defense. As a result, a counter-claim may be made by Forrestania against Viceroy. Viceroy's legal advice is that the potential counter claim is not likely to succeed, and Viceroy will vigorously defend any action, if a claim is ultimately made.

Viceroy shares trade under the symbol VOY on the Toronto Stock Exchange.

-30-

For further information contact:

A. Murray Sinclair, Chairman Tel: (604) 689-1428

Ronald K. Netolitzky, CEO and President Tel: (604) 688-9780


NovaGold

Joint News Release


VICEROY
RESOURCE
CORPORATION

NovaGold and Viceroy To Create New Canadian Exploration Company

May 1st, 2003, Vancouver

NovaGold Resources Inc. (TSX: NRI) and **Viceroy Resource Corporation (TSX: VOY)** have agreed to jointly form a new exploration company to be called - **SpectrumGold Inc**. The new company will hold all of NovaGold's Yukon exploration properties and mineral assets of Viceroy located in the Yukon and British Columbia. The new company will focus on exploration in the Western Canadian Cordillera.

NovaGold and Viceroy will each own 50% of the new exploration company at its formation. NovaGold intends to initially retain its 50% of the shares in the new company, while Viceroy intends to retain 19% of the issued shares with the balance of its shares to be received by its current shareholders as part of the Plan of Arrangement previously reported March 4, 2003. It is a condition of the agreement between NovaGold and Viceroy that an application be made to list the shares of SpectrumGold on a senior stock exchange following the completion of the Plan of Arrangement. There is no certainty that the shares of SpectrumGold will become listed. SpectrumGold will be managed by the NovaGold Management Team. The Board of Directors of the new company will consist of up to 7 members comprised of nominees from both NovaGold and Viceroy.

NovaGold will continue to focus on development of its Alaska projects and will contribute its four Tintina Gold Belt properties in the Yukon to the new venture: Klondike, McQuesten, Harlan and Sprogge. Viceroy will contribute the gold resources and exploration rights to the Brewery Creek Gold Mine in the Yukon and other mineral assets located in British Columbia. SpectrumGold will be initially funded with $1 million in cash with $500,000 contributed from each of the founding companies. It is anticipated that SpectrumGold will seek additional financing and will acquire additional exploration assets in Western Canada.

For further information contact:

Greg Johnson, *Vice President, Corporate Development*
NovaGold Resources Inc.
Tel: (360) 766-7102
E-mail: Greg.Johnson@NovaGold.net
Website: www.novagold.net

Don MacDonald, CA, *Sr Vice President & CFO*
NovaGold Resources Inc.
Tel: (604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net

Ronald Netolitzky, *President & CEO*
Viceroy Resource Corporation
Tel: (604) 688-9780
E-mail:rnetolitzkly@viceroyresource.com
Website: www.viceroyresource.com

Susan Neale, *CFO*
Viceroy Resource Corporation
Tel: (604) 688-9780
E-mail:sneale@viceroyresource.com

JOINT NEWS RELEASE

VICEROY RESOURCE CORPORATION
QUEST INVESTMENT CORPORATION
ARAPAHO CAPITAL CORP.
AVATAR PETROLEUM INC.

May 21, 2003

Vancouver, British Columbia - **Viceroy Resource Corporation ("Viceroy") (VOY-TSX), Quest Investment Corporation ("Quest") (Q.A and Q.B - TSX), Arapaho Capital Corp. ("Arapaho") (AHO-TSXV) and Avatar Petroleum Inc. ("Avatar") (AVA-TSXV) (the "Companies")** today announced that they have executed a formal arrangement agreement providing for a reorganization of Viceroy, Quest, Arapaho and Avatar by way of statutory plan of arrangement (the "**Arrangement**") under the *Company Act* (British Columbia) as contemplated by their March 4, 2003 press release. Furthermore, a general meeting for each of the Companies has been scheduled for June 18, 2003 to, among other things, approve the Arrangement. Notices and supporting documents for the general meetings have been mailed to the shareholders of each of the Companies. The comprehensive Joint Information Circular has been posted at www.questinvestcorp.com, www.viceroyresource.com, and www.sedar.com. To request a printed copy of the Joint Information Circular, please call one of the contacts posted at the end of this news release.

Plan Of Arrangement

Under the Arrangement, Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. ("Quest Management") (which is a wholly-owned subsidiary of Arapaho), and Quest, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Avatar and Quest will be dissolved into Viceroy. Viceroy's existing common shares will be consolidated on a one for three basis, its common shares will be redesignated as Class A Subordinate Voting shares (one vote per share), a new class of Class B Variable Multiple Voting shares (one to five votes per share) as well as two classes of Preferred shares will be created and Viceroy will change its name to "Quest Capital Corp." In conjunction with or concurrent with the share exchanges, Viceroy will distribute, by way of reduction of capital, to its common shareholders, as on the closing of the Arrangement, shares of:

(a) a company, Viceroy Exploration Ltd. ("**ViceroyEx**"), that will hold Viceroy's interest in the Gualcamayo project and other mineral exploration properties in Argentina (see Viceroy's March 25, 2003 press release); and

(b) a company, SpectrumGold Inc. ("**SpectrumGold**"), that will hold certain exploration agreements with respect to properties located in the Yukon and British Columbia to be received from NovaGold Resources Inc and Viceroy. (see Viceroy's May 1, 2003 press release).

Upon completion of the transactions set forth in the Joint Information Circular shareholders of the Companies involved will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities and as a consequence of the completion of the Arrangement:

1. holders of Viceroy shares will receive one Quest Capital Corp. Class A share in exchange for every three (3) Viceroy shares (pre-consolidation);

2. holders of Viceroy shares will be issued one (1) ViceroyEx share for every ten (10) Viceory shares (pre-consolidation) and one (1) SpectrumGold share for every thirty (30) Viceroy shares (pre-Consolidation);

3. holders of Avatar shares will be issued 0.2825 Quest Capital Corp. Class A share for each Avatar share;

4. Arapaho as the sole holder of all of the issued shares of Quest Management will be issued a total of 863,857 Quest Capital Corp. shares for all of the issued shares of Quest Management;

5. holders of Quest Class A shares will be issued 1.0514 Quest Capital Corp. Class A shares for each Quest Class A share; and

6. holders of Quest Class B shares will be issued 1.0514 Quest Capital Corp. Class B shares for each Quest Class B share.

Shareholders, who would be entitled to receive less than 100 Quest Capital Corp. Class A or B shares, less than 500 ViceroyEx shares or less than 500 SpectrumGold shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive such shares and notify the transfer agent within 30 days of the completion of the Arrangement.

Shareholders of Quest Class A and B shares will no longer be receiving shares in a subsidiary company of Quest which holds Quest's interest in mineral assets in Peru as previously announced. Quest's management has decided that it was not cost effective due to the excessive costs associated with the distribution.

Viceroy – [Post Reorganization]

At the Viceroy Annual General Meeting, shareholders will be asked to approve a private placement in the Class A shares of the Company. Shareholders will be asked to authorize the issuance of 8,333,333 Units at a price of $1.20 per Unit (post-consolidation) to raise up to $10,000,000. Each Unit will consist of one Quest Capital Corp. Class A share and one warrant of Quest Capital Corp. Each warrant is exercisable for five years at $1.50 per Quest Capital Corp. Class A share, subject to a reduction in the exercise period if the Quest Capital Corp. Class A shares close above $2.25 for a specified period. As previously announced, Valdez Gold Inc. will not be participating in the Arrangement but has agreed to participate in the private placement.

Following the completion of the Arrangement and private placement, Viceroy will change its name to Quest Capital Corp. and be a publicly listed merchant bank that will provide financial services to small and mid-cap companies operating primarily in North America. Its principal business will be to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate, and manufacturing. The proposed board of directors will consist of 10 members comprised of nominees from each of the Companies. It is expected that the reorganized company will have in excess of $90.0 million of total assets; and 76.5 million Class A shares and 4.3 million Class B shares issued and outstanding assuming the private placement is fully subscribed.

Forward Looking Statement

This news release contains forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy, Quest, Arapaho, and Avatar. Actual results realized may vary materially from the information provided in this presentation. As a result, there is no representation by Viceroy, Quest, Arapaho, and Avatar that actual results realised in the future will be the same in whole or in part as those presented herein.

For more information about this Arrangement or the nature of business going forward please contact Michael Atkinson at 604-689-1428 or toll free 800-318-3094.

For more information, please contact:

Susan Neale, C.F.O.
Viceroy Resource Corporation
Tel: (604) 688-9870
Toll Free: 877-688-9780

Brian E. Bayley, President
Arapaho Capital Corp.
Tel: (604) 689-1428

For more information, please contact:

A. Murray Sinclair, President
Quest Investment Corporation
Tel: (604) 689-1428
Toll Free: 800-318-3094

A. Murray Sinclair, President
Avatar Petroleum Inc.
Tel: (604) 689-1428

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY U.S. NEWSWIRE SERVICES.



VICEROY
RESOURCE
CORPORATION

2003 First Quarter Report


VICEROY
RESOURCE
CORPORATION

Viceroy Resource Corporation is a natural resource holding company which activities include the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies and more recently bridge loans.

Viceroy shares, trade under the symbol VOY on the Toronto Stock Exchange.

Additional information about Viceroy is available on the Company's website at www.viceroyresource.com

REPORT TO SHAREHOLDERS
MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of Viceroy's results of operations and financial position should be read in conjunction with the consolidated financial statements and related notes.

As previously announced, Viceroy has entered into a formal agreement with Quest Investment Corporation, ("Quest"), Avatar Petroleum Inc. ("Avatar") and Arapaho Capital Corp. providing for a reorganization of Viceroy, Quest, Avatar and Quest Management Corp. ("Quest Management"), which is a wholly-owned subsidiary of Arapaho, by way of statutory plan of arrangement (the "Arrangement"). Furthermore, a general meeting have been scheduled for June 18, 2003 to, among other things, approve the Arrangement.

Under the Arrangement:

(a) Viceroy will acquire all of the issued shares of Quest, Avatar and Quest Management to form a merged company ("Mergeco") in exchange for Mergeco Shares;
(b) Viceroy shareholders will receive shares of Mergeco and shares of two British Columbia companies which hold certain mineral exploration assets of Viceroy;
(c) Shareholders of the acquired companies will receive shares of Mergeco
(d) Viceroy (Mergeco) will consolidate and alter its authorized capital and change its name to "Quest Capital Corp."

Viceroy believes that the Arrangement is advantageous for numerous reasons, including the fact that Mergeco will be a larger company with a large market capitalization, a strong balance sheet, and experienced directors. Mergeco will be primarily engaged in the merchant banking business consisting primarily of bridge loans made to publicly traded development stage companies. Revenues will be generated through interest and fees paid in connection with these loans.

Castle Mountain Mine

Viceroy/Mergeco will continue to operate and own 75% of the Castle Mountain Mine located in California which is projected to produce 24,000 ounces of gold in 2003 and generate in excess of $5.4 million in operating cash flow. The Castle Mountain Mine will continue to complete closure and activities throughout 2003 and 2004.

Brewery Creek Mine

Viceroy/Mergeco will also operate and own 100% of the Brewery Creek Mine located in the Yukon, Canada. As previously announced Viceroy has agreed to transfer to a new exploration company an option to explore and acquire the Brewery Creek Mine.

During 2003, Viceroy/Mergeco will continue to complete the reclamation and closure activities at Brewery Creek. It is anticipated that that by the end of 2003 that the majority of the reclamation work will be completed. Viceroy is in negotiations with the Government of Yukon with respect to a release of a portion of the security provided under the water license in excess of the remaining estimated closure liability at Brewery Creek.

Argentinean Assets

As part of the Arrangement, Viceroy will distribute to its shareholders as on the closing of the Arrangement approximately 81% of the shares in a newly incorporated company, call Viceroy Exploration Ltd. ("VEX") that will hold Viceroy's interest in the Gualcamayo project and other mineral assets located in Argentina. VEX will direct its initial exploration efforts toward the existing portfolio of properties. VEX will

have approximately $0.5 million of working capital and is attempting to secure additional financing of up to $3.0 million prior to the completion of the Arrangement.

North American Assets

Viceroy will also distribute to its shareholders as on the closing of the Arrangement , shares of a company, SpectrumGold Inc. ("SpectrumGold") that will hold certain exploration agreements with respect to properties located in the Yukon and British Columbia to be received from NovaGold Resources Inc. and Viceroy. SpectrumGold will have approximately $1.0 million in working capital and is attempting to secure additional financing of up to $2.0 million prior to the completion of the Arrangement.

RESULTS OF OPERATIONS

For the quarter ending March 31, 2003, Viceroy had consolidated earnings of $1.2 million ($0.01 per share) compared to $2.5 million ($0.03 per share) in 2002.

For the three months revenues declined to $2.4 million in 2003 compared to $6.4 million in 2002. Cost of sales has also declined to $0.9 million compared to $2.9 million in 2002. The decline in revenues and cost of sales is due to fewer ounces from Castle Mountain as it approaches its second full year of trickle down production. During the quarter, Viceroy sold marketable securities realizing a gain of $0.7 million

LIQUIDITY AND CASH RESOURCES

Cash flows from operations for the three months provided $1.8 million in 2003 compared to $3.2 million in 2002. The decline is due to lower gold production from Castle Mountain; $0.8 million payment made to the creditors of the Australian subsidiaries under the terms of the amended Deeds of Company Arrangement; partially offset by $2.3 million realized from the sale of marketable securities.

During the first quarter exercise of warrants and stock options provided net proceeds of $0.3 million and deferred acquisition costs required $0.5 million. The Company has invested $10.7 million in loans during the quarter. Subsequent to March 31, 2003, $6.3 million of loans were repaid of which $2.5 million has been redeployed in new loans.

Viceroy ended the quarter with a free cash of $5.5 million and appropriated and restricted cash of $17.6 million. At March 31, 2003, the Company's working capital position was $16.1 million and no long-term debt.

Respectfully submitted on behalf of the
Board of Directors:
Signed:

"Ronald K. Netolitzky"

Ronald K. Netolitzky
CEO and President
May 29, 2003

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as at
(expressed in thousands of Canadian dollars - unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5,513	$ 15,878
Appropriated and restricted cash	-	694
Loans Receivable (Note 2)	10,926	150
Marketable securities (Market Value – 2003: $535; 2002 – $2,487)	420	1,984
Accounts receivable	1,243	908
Prepaids and other receivables	1,733	2,145
Inventories	444	563
	20,279	22,322
Appropriated and Restricted Cash	17,587	18,119
Investments (Market Value - 2003: $1,503; 2002: $794)	1,028	800
Resource Assets	8,726	8,928
Deferred Acquisition Costs (Note 6)	711	175
	$ 48,331	$ 50,344
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,790	$ 3,536
Deferred revenue (Note 2)	233	-
Current portion of provision for reclamation costs	2,140	2,140
	4,163	5,676
Provision for Reclamation Costs	12,559	13,645
	16,722	19,321
SHAREHOLDERS' EQUITY		
Share Capital (Note 3)	210,252	209,959
Deficit	(181,443)	(182,697)
Currency Translation Adjustment	2,800	3,761
	31,609	31,023
	$ 48,331	$ 50,344

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings for the Three Months Ended March 31, (expressed in thousands of Canadian dollars, except per share amounts - Unaudited)

	2003	2002
Revenue		
Sales	$ 1,986	$ 6,271
Interest and related fees	318	164
	2,304	6,435
Expenses (Income)		
Cost of sales	932	2,858
Depreciation and depletion	48	347
General and administrative	495	613
Exploration	122	138
Royalties	(190)	56
Gain on sale of investments	(714)	-
Other (income) expense	218	(72)
	911	3,940
Earnings Before Income Taxes	1,393	2,495
Income tax expense (recovery)	139	(4)
Earnings for the Period	$ 1,254	$ 2,499
Basic and diluted earnings/(loss) per Share	$0.01	$0.03
Average Shares Outstanding	101,311,412	81,248,078

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Deficit for the Three Months Ended March 31, (expressed in thousands of Canadian dollars - Unaudited)

	2003	2002
Deficit – Beginning of Period	$ 182,697	$ 183,554
Earnings for the Period	(1,254)	(2,499)
Deficit – End of Period	$ 181,443	$ 181,055

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows for the Three Months Ended March 31, (expressed in thousands of Canadian dollars - Unaudited)

	2003	2002
Operating Activities		
Earnings for the Period	$ 1,254	$ 2,499
Items not affecting cash:		
Depreciation and depletion	55	364
Gain on sale of marketable securities and investments	(714)	-
Deferred revenue recognized in the period	(43)	-
Gain on disposal of resource assets	(78)	(77)
	474	2,786
Expenditures for reclamation and closure	(366)	(215)
Changes to non-cash balances relating to operations	1,697	671
	1,805	3,242
Financing Activities		
Net proceeds from shares issued	292	-
Deferred acquisition costs	(536)	-
	(244)	-
Investing Activities		
Loans advanced	(10,776)	-
(Increase) decrease in appropriated and restricted cash	512	(2,847)
Proceeds from disposal of resource assets	-	2,698
Expenditures on long term investments	(150)	-
Expenditures for resource assets	-	(87)
	(10,414)	(236)
Foreign Exchange Gain (Loss) on Cash Held in a Foreign Subsidiary	(1,512)	30
Change in Cash and Cash Equivalents	(10,365)	3,036
Cash and Cash Equivalents–Beginning of Period	15,878	6,069
Cash and Cash Equivalents–End of Period	$5,513	$9,105

Supplemental cash flow information (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

VICEROY RESOURCE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2003 and 2002

1. Basis of Presentation

a) These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements.
b) Certain comparative figures have been restated to conform to the current period's presentation.

2. Loans Receivables

a) Loans are carried at the lower of cost and estimated net realizable value. Cost includes principal only. Interest income is recorded on the accrual basis. Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis. Loan administration fees are classified as deferred revenue when receivable and taken into income over the term of the loan.

b) Loans bear interest at various rates and are collateralized and/or supported by guarantees. As at March 31, 2003, loans are denominated in Canadian and United States dollars. Of the total, $10,026,000 (US$6,812,000) is denominated in United States dollars and the remainder of $900,000 is denominated in Canadian dollars. The fair value of the loans is approximately equal to its carrying value.

3. Share Capital and Stock Options Outstanding

a) During the first quarter, 625,000 warrants were exercised in the amount of $125,000. As at March 31, 2003 there are 7,375,000 warrants outstanding with an exercise price of $0.20 per warrant. Subsequent to March 31, 2003, a further 3,750,000 warrants were exercised in the amount of $750,000.

b) During the first quarter, 1,050,000 stock options were exercised in the amount of $168,000.

c) The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 8,600,000 shares of common stock. The exercise price of each option is either equal to or higher than the market price of the Company's stock on the day of the grant. Vesting terms are at the discretion of the Board of Directors.

During the three months ended March 31, 2003, the change in stock options outstanding was:

Opening balance	4,115,002
Granted	-
Exercised	(1,050,000)
Forfeited	(160,000)
Expired	-
Closing balance	2,905,002

d) Subsequent to March 31, 2003, 300,000 stock options were exercised.

4. Segmented Information

a) The Company's reportable operating segments have expanded since December 31, 2002, to include merchant banking (note 2) and are as follows:

	2003				
	Revenue	Depreciation & Depletion	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets
Mining operations **	$ 1,986	$ 48	$ 139	$ 1,254	$ 22,642
Exploration operations	-	-	-	(92)	5,255
Loans and investments	318	-	-	1,067	17,966
Other	-	-	-	(975)	2,468
	$ 2,304	$ 48	$ 139	$ 1,254	$ 48,331

	2002				
	Revenue	Depreciation & Depletion	Income Tax Expense (Recovery)	Net Profit (Loss)	Total Assets*
Mining operations **	$ 6,271	$ 347	$ 4	$ 3,122	$ 23,915
Exploration operations	-	-	-	(138)	5,255
Loans and investments	164	-	-	164	18,791
Other	-	-	(8)	(649)	2,383
	$ 6,435	$ 347	$ (4)	$ 2,499	$ 50,344

* As at December 31, 2002
** Includes Viceroy's share of the Castle Mountain Mine at 75%. Total assets include the restricted and appropriated cash related to the mining operations.

b) The Company operates in the following geographic areas:

	March 31, 2003		March 31, 2002	
	Revenue	Resource Assets	Revenue	Resource Assets*
Canada	$ 202	$ 1,448	$ 663	$ 1,455
United States	2,102	2,023	5,772	2,218
Argentina	-	5,255	-	5,255
	$ 2,304	$ 8,726	$ 6,435	$ 8,928

* As at December 31, 2002
** Includes Viceroy's share of the Castle Mountain Mine at 75%. Total assets include the restricted and appropriated cash related to the mining operations.

5 Supplemental Cash Flow Information

a) Interest and income taxes paid (recovered) were:

	March 31, 2003	March 31, 2002
Interest	10	11
Income Taxes	60	(4)

b) During the periods ended March 31, 2003 and 2002, the Company conducted non-cash activities as follows:

	March 31, 2003	March 31, 2002
Gain on option of exploration properties	(78)	-
Investments acquired on option of exploration properties	78	-

6. Subsequent Events

On May 15, 2003, the Corporation entered into a formal arrangement agreement providing for a reorganization of Viceroy, Quest Investment Corporation ("Quest"), Arapaho Capital Corp. ("Arapaho") and Avatar Petroleum Inc. ("Avatar") by way of a statutory plan of arrangement (the "Arrangement").

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. ("Quest Management") (which is a wholly owned subsidiary of Arapaho) and Quest, by way of three separate share exchanges, in exchange for shares of Viceroy. Avatar and Quest will be wound-up into Viceroy and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares ("Class A Shares") and variable multiple voting (between one and five votes per share) common shares ("Class B Shares"). The Class B shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

As part of the Arrangement and prior to the above merger, Viceroy will distribute to its pre-merger shareholders shares in two companies which will hold, upon completion of two separate shares exchanges, mineral assets in Argentina and Canada, respectively.

Viceroy has announced that it has entered into a non-brokered private placement that will provide financing of up to $10,000,000 for Viceroy immediately upon completion of the Arrangement by way of units ("Units"). The Units will be issued at a price of $1.20 per Unit (post-consolidation) comprised of one Viceroy Class A Share and one common share purchase warrant (the "Warrant") to purchase one Viceroy Class A share exercisable for five years after the date of issue at an exercise price of $1.50 per share (post-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy shares trade on the Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003, at or above $2.25 per share (post-consolidation).

Closing of the Arrangement and private placement is conditional upon, among other things, the Companies receiving receipt of all regulatory and shareholder approvals.

Directors

W. David Black
Vancouver, British Columbia

Michael H. Halvorson
Edmonton, Alberta

Robert V. Matthews
North Vancouver, British Columbia

Ronald K. Netolitzky
Victoria, British Columbia

A. Murray Sinclair
Vancouver, British Columbia

Michael D. Winn
Laguna Beach, California

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Registrar and Transfer Agent

Computershare Investors Services Inc.

Exchange Listing

"VOY" Toronto Stock Exchange

Share Position

As at March 31, 2003,
Viceroy's outstanding share position
was 102,507,245 shares and 7,375,000 warrants.

Head Office

Viceroy Resource Corporation
Suite 900
570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Tel: 604-688-9780
Fax: 604-682-3941

Website: www.viceroyresource.com

Mine Offices

Castle Mountain Mine
Viceroy Gold Corporation
PO Box 68
Searchlight, Nevada
USA 89046

Tel: 702-252-8040
Fax: 702-252-8043

Brewery Creek Mine
Viceroy Minerals Corporation
Suite 900 – 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P!

Tel: 604-688-9780
Fax: 604-682-3941